

July 12, 2011

<u>Via E-mail</u>
David M. McClanahan
President and Chief Executive Officer
CenterPoint Energy, Inc.
1111 Louisiana
Houston, Texas 77002

> **Re:** **CenterPoint Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 11, 2011**
> **File No. 001-31447**

Dear Mr. McClanahan:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Mara L. Ransom for

James Allegretto
Senior Assistant Chief Accountant

cc: Christopher Arntzen
        Walter Fitzgerald
        CenterPoint Energy, Inc.